EXHIBIT 99.1

eFuture Announces First Quarter 2016 Unaudited Financial Results

BEIJING, May 20, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (Nasdaq:EFUT) (the “Company” or “eFuture”), a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights

  Total revenue decreased 16% year-over-year to RMB19.8 million (US$3.1 million).
  Gross profit decreased 52% year-over-year to RMB4.6 million (US$0.7 million).
  Adjusted EBITDA was negative RMB8.2 million (US$1.3 million), compared to an adjusted EBITDA of negative RMB3.4 million in the first quarter 2015.
  Operating loss was RMB14.7 million (US$2.3 million), compared to an operating loss of RMB5.5 million in the first quarter 2015.
  Net loss was RMB11.7 million (US$1.8 million), compared to a net loss of RMB5.3 million in the first quarter 2015.
  Backlog as of March 31, 2016 decreased 11% year-over-year to RMB137.0 million (US$21.2 million).

Mr. David Ren, CEO, said, “As the overall economic situation in China is experiencing uncertainty, IT investment by retailers is conservative. Although revenue and gross margin decreased year-over-year, our innovative omni-channel solution business continued to increase in the first quarter of 2016. As a leading software solutions and services provider for China’s retail industry, we plan to continue to optimize our software business, and gradually increase cooperation with the world-famous software vendors. In addition, we will continue to promote the omni-channel payment and cloud service business to provide the best solutions and services to our existing and potential clients in China’s retail industry.”

“The first quarter has historically been our weakest quarter because of the impact of the Chinese New Year. While this quarter's software license revenue was greatly impacted by the micro retail environment in China, the growth of service fee revenue remained solid and continued to be a fundamental strength of our core business,” commented Ms. Ping Yu, CFO.

FIRST QUARTER 2016 FINANCIAL RESULTS

Revenue

Total revenue for the first quarter 2016 decreased 16% to RMB19.8 million (US$3.1 million) from RMB23.6 million in the first quarter 2015.

Revenue Breakdown

	1Q15	1Q16
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Software revenue	6,533	3,319	515	-49%
Hardware revenue	1,913	646	100	-66%
Service fee revenue	15,169	15,847	2,458	4%
Total	23,615	19,812	3,073	-16%

Software revenue for the first quarter 2016 decreased 49% year-over-year to RMB3.3 million (US$0.5 million) from RMB6.5 million in the first quarter 2015. The decrease was primarily attributable to the continued reduction of new physical retail stores under the current macro economy condition.

Hardware revenue for the first quarter 2016 decreased 66% year-over-year to RMB0.6 million (US$0.1 million) from RMB1.9 million in the first quarter 2015. The decrease was a result of the completion of a one-off project in the shopping mall industry in the first quarter 2015.

Service fee revenue for the first quarter 2016 increased 4% year-over-year to RMB15.8 million (US$2.5 million) from RMB15.2 million in the first quarter 2015. This was primarily attributable to an increase in maintenance service fee revenue in the first quarter 2016.

Cost of Revenue

Cost of revenue for the first quarter 2016 increased 9% to RMB15.2 million (US$2.4 million) from RMB13.9 million in the first quarter 2015. The increase was primarily attributable to the increased amortization of software costs associated with innovative project development from previous years.

Cost of Revenue Breakdown

	1Q15	1Q16
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Cost of software revenue	2,065	370	57	-82%
Cost of hardware revenue	1,584	547	85	-65%
Cost of service fee revenue	9,314	11,364	1,762	22%
Amortization of software costs	951	2,913	452	206%
Total	13,914	15,194	2,356	9%

Gross Profit and Gross Margin

Gross profit for the first quarter 2016 was RMB4.6 million (US$0.7 million), compared with RMB9.7 million for the first quarter 2015, and consolidated gross margin for the first quarter 2016 was 23%, compared with 41% in the first quarter 2015. The decrease was mainly due to a lower proportion of high-margin software revenue, as well as increased amortization of software costs associated with innovative project development from previous years in the first quarter 2016.

Operating Expenses

Research and development (“R&D”) expenses remained stable for the first quarter 2016 and 2015, both of which were RMB0.8 million.

General and administrative expenses (“G&A”) for the first quarter 2016 increased 78% year-over-year to RMB11.1 million (US$1.7 million), representing 56% of total revenue, compared with RMB6.2 million, or 26% of total revenue in the first quarter 2015. The increase was primarily attributable to the increase of share-based compensation expense and related expenditure associated with shares granted in January 2016 under share incentive plan, as well as legal counsel’s service fee expenditure in the first quarter 2016.

Selling and distribution (“S&D”) expenses for the first quarter 2016 decreased 9% year-over-year to RMB7.4 million (US$1.1 million), representing 37% of total revenue, compared with RMB8.2 million, or 35% of total revenue in the first quarter 2015. The decrease was in line with the decrease in software revenue.

Operating Loss

Operating loss in the first quarter 2016 was RMB14.7 million (US$2.3 million), compared to operating loss of RMB5.5 million in the first quarter 2015.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

First quarter 2016 net loss was RMB11.7 million (US$1.8 million), compared with a net loss of RMB5.3 million for the first quarter 2015. Adjusted net loss for the first quarter 2016 was RMB5.7 million (US$0.9 million), compared with an adjusted net loss of RMB3.7 million for the first quarter 2015.

Basic loss per share in the first quarter 2016 was RMB2.20 (US$0.34), compared to basic loss per share of RMB1.25 in the first quarter 2015. Diluted loss per share in the first quarter 2016 was RMB2.10 (US$0.34), compared to diluted loss per share of RMB1.25 in the first quarter 2015.  Adjusted diluted loss per share was RMB1.08 (US$0.17), compared to RMB0.87 in the first quarter 2015.

EBITDA

Adjusted EBITDA for the first quarter 2016 was negative RMB8.2 million (US$1.3 million), compared to negative RMB3.4 million in the first quarter 2015.

Balance Sheet and Cash Flow

As of March 31, 2016, cash and cash equivalents were RMB31.6 million (US$4.9 million), a decrease of RMB65.0 million from RMB96.6 million as of December 31, 2015. The decrease was primarily attributable to the payment of annual bonuses, taxes and proceeds from the exercise of stock options and restricted shares to employees. Please refer to “Update on Tax Inspection” below for more information regarding the payment of taxes.

Total trades receivable as of March 31, 2016 decreased 16% to RMB45.8 million (US$7.1 million) from RMB54.7 million as of December 31, 2015. This resulted from the completion of a number of projects in the fourth quarter 2015, which payments were made by customers in the first quarter 2016.

Inventory and work in process as of March 31, 2016 increased 65% to RMB25.4 million (US$3.9 million) from RMB15.4 million as of December 31, 2015. The increase was primarily attributable to an increase in the number of on-going projects, which have not reached the point of revenue recognition.

For the quarter ended March 31, 2016, net cash used in operating activities was RMB61.3 million (US$9.5 million). Net cash used in investing activities was RMB2.0 million (US$0.3 million). Net cash used in financing activities was RMB1.4 million (US$0.2 million).

Update on Tax Inspection

In November, 2015, the Beijing tax authority conducted a tax inspection on our wholly owned subsidiary, eFuture Beijing for the period from 2004 to 2014. Due to the timing difference between financial reporting and tax reporting regarding the realization of income from revenue and advance payments from customers, the Beijing tax authority has taken the position that eFuture Beijing failed, under local tax regulations, to recognize income and, therefore timely file tax payments. Based on our internal estimates, eFuture Beijing may be required to pay the unpaid taxes and possibly a fine and late payment fees, in the range RMB6.0 million  (US$0.9 million) and RMB30.9 million (US$4.8 million). In our previously filed US financial statements, we have provided adequate provisions for the unpaid taxes and there was no significant impact on the financial position of the Company. Although the Beijing tax authority has not yet issued any decision regarding the payment deadline of any unpaid tax or the amount of fine and late payment fees (if any), in first quarter 2016 eFuture voluntarily paid RMB4.2 million (US$0.7 million) to the Beijing tax authority to start to make up the unpaid tax.

SECOND QUARTER 2016 GUIDANCE

eFuture expects total revenue for the second quarter 2016 to be in the range of RMB26 million (US$4 million) to RMB31 million (US$4.8 million). Adjusted EBITDA for the second quarter 2016 is expected to be in the range of negative RMB5 million (US$0.8 million) to negative RMB1 million (US$0.2 million).

CURRENCY CONVENIENCE TRANSLATION

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates, solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4480 to US$1.00, the noon buying rate in effect on March 31, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, of which about 45% were ranked among the top 100 chain retailers during 2014. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2016 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of May 20, 2016, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– FINANCIAL TABLES TO FOLLOW –

EFUTURE HOLDING INC.		Exchange rate	6.4480
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	March 31,	March 31,
	2015	2016	2016
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	96,654,067	31,617,739	4,903,496
Term deposit	10,000,000	10,000,000	1,550,868
Trade receivables, net of allowance for doubtful accounts of ¥9,497,995 and ¥10,499,704($1,628,366), respectively	54,665,671	45,843,791	7,109,769
Refundable value added tax	2,179,123	2,444,148	379,055
Advances to employees	697,006	578,473	89,714
Other receivables	3,115,018	5,303,765	822,544
Prepaid expenses	1,275,727	4,477,282	694,368
Inventory and work in process, net of inventory provision of ¥4,240,846 and ¥3,886,426($602,734), respectively	15,370,905	25,414,245	3,941,415
Deferred tax assets, current portion	6,862,407	10,139,358	1,572,481
Total current assets	190,819,924	135,818,801	21,063,710
Non-current assets
Long-term investments, net of impairment of net of impairment of ¥240,000 and ¥240,000($38,716), respectively	-	-	-
Property and equipment, net of accumulated depreciation of ¥8,197,906 and ¥8,728,997($1,353,753), respectively	3,473,877	3,579,798	555,180
Intangible assets, net of accumulated amortization of ¥88,606,442 and ¥91,519,132($14,193,414), respectively	36,247,511	34,573,796	5,361,941
Goodwill	80,625,667	80,625,667	12,503,981
Deferred tax assets	998,139	986,744	153,031
Total non-current assets	121,345,194	119,766,005	18,574,132
Total assets	312,165,118	255,584,806	39,637,842

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	7,307,997	5,543,097	859,661
Trade payables	16,733,672	12,179,935	1,888,948
Other payables	37,778,286	14,850,850	2,303,172
Accrued expenses	24,860,304	8,125,863	1,260,214
Taxes payable	18,008,279	7,277,794	1,128,690
Deferred revenue	40,784,536	49,181,891	7,627,464
Total current liabilities	145,473,074	97,159,430	15,068,149

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized; 5,218,615 shares and 5,240,365 shares issued and outstanding, respectively	2,934,894	2,946,113	456,903
Additional paid-in capital	262,553,349	265,992,496	41,251,939
Statutory reserves	9,114,319	9,114,319	1,413,511
Accumulated deficits	(107,910,518)	(119,627,552)	(18,552,660)
Total equity	166,692,044	158,425,376	24,569,693
Total liabilities and equity	312,165,118	255,584,806	39,637,842

EFUTURE HOLDING INC.			Exchange rate	6.4480
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2015	2016	2016	Y-o-Y Change
	(Unaudited)	(Unaudited)	(Unaudited)%
Revenues
Software revenue	6,533,153	3,318,713	514,689	-49%
Hardware revenue	1,912,436	646,366	100,243	-66%
Service fee revenue	15,169,133	15,846,905	2,457,647	4%
Total revenues	23,614,722	19,811,984	3,072,579	-16%

Cost of revenues
Cost of software revenue	2,064,250	370,625	57,479	-82%
Cost of hardware revenue	1,584,200	547,118	84,851	-65%
Cost of service fee revenue	9,314,081	11,363,731	1,762,365	22%
Amortization of software costs	951,221	2,912,690	451,720	206%
Total cost of revenues	13,913,752	15,194,164	2,356,415	9%

Gross profit	9,700,970	4,617,820	716,164	-52%

Operating expenses
Research and development expenses	799,651	792,645	122,929	-1%
General and administrative expenses	6,210,782	11,071,096	1,716,981	78%
Selling and distribution expenses	8,171,021	7,407,266	1,148,770	-9%
Total operating expenses	15,181,454	19,271,007	2,988,680	27%

Loss from operations	(5,480,484)	(14,653,187)	(2,272,516)

Other income (expenses)
Interest income	134,607	74,198	11,507
Interest expenses	(245,170)	(100,811)	(15,634)
Other income	37,748	56,320	8,734
Foreign currency exchange gain(loss)	7,772	(359,110)	(55,693)
Loss before income tax	(5,545,527)	(14,982,590)	(2,323,602)
Less: Income tax expense	(251,781)	(3,265,556)	(506,445)
Net Loss	(5,293,746)	(11,717,034)	(1,817,157)
Loss per share
Basic	(1.25)	(2.20)	(0.34)
Diluted	(1.25)	(2.10)	(0.34)
Basic weighted average shares outstanding	4,219,540	5,335,363	5,335,363
Fully diluted weighted average shares outstanding	4,352,384	5,590,567	5,590,567

EFUTURE HOLDING INC.		Exchange rate	6.4480
NON-GAAP MEASURES OF PERFORMANCE

	Year ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA

Operating Loss(GAAP basis)	(5,480,484)	(14,653,187)	(2,272,516)

Adjustments for non-GAAP measures of performance:
Add back amortization of intangibles	951,221	2,912,690	451,720
Add back share-based compensation expenses	691,188	3,055,492	473,867
Adjusted non-GAAP operating loss	(3,838,075)	(8,685,005)	(1,346,929)
Add back depreciation	408,375	531,723	82,463

Adjusted EBITDA (Loss before interest, taxes, depreciation and amortization)	(3,429,700)	(8,153,282)	(1,264,466)

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-23%	-74%	-74%

Adjustments for non-GAAP measures of performance:
Amortization of intangibles	4%	15%	15%
Share-based compensation expenses	3%	15%	15%
Adjusted non-GAAP operating loss	-16%	-44%	-44%
Depreciation	2%	3%	3%

Adjusted EBITDA (Loss before interest, taxes, depreciation and amortization)	-15%	-41%	-41%

NON-GAAP LOSS PER SHARE
Net loss	(5,293,746)	(11,717,034)	(1,817,157)
Amortization of intangibles	951,221	2,912,690	451,720
Share-based compensation expenses	691,188	3,055,492	473,867
Adjusted net loss	(3,651,337)	(5,748,852)	(891,570)

Adjusted non-GAAP diluted loss per share	(0.87)	(1.08)	(0.17)
Shares used to compute non-GAAP diluted loss per share	4,219,540	5,335,363	5,335,363

EFUTURE HOLDING INC.		Exchange rate	6.4480
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(5,293,746)	(11,717,034)	(1,817,157)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation of property and equipment	408,375	531,723	82,463
Amortization of intangible assets	951,221	2,912,690	451,720
Loss on disposal of property and equipment	239	(3)	-
Allowance for doubtful accounts	2,488,835	1,035,335	160,567
Provision for loss in inventory and work in process	-	(354,420)	(54,966)
Compensation expenses	691,188	3,055,492	473,867
Deferred income taxes	(251,781)	(3,265,556)	(506,445)
Foreign exchange loss	(7,772)	359,110	55,693
Changes in assets and liabilities:
Trade receivables	2,299,221	7,786,545	1,207,591
Refundable value added tax	5,694,643	(265,025)	(41,102)
Advances to employees	(505,057)	118,533	18,383
Other receivables	(425,716)	(2,188,747)	(339,446)
Prepaid expenses	(1,605,599)	(3,201,555)	(496,519)
Inventory and work in process	(14,216,844)	(9,688,920)	(1,502,625)
Trade payables	(912,482)	(4,553,737)	(706,225)
Other payables	(4,819,796)	(22,927,436)	(3,555,744)
Accrued expenses	(11,207,711)	(16,734,441)	(2,595,292)
Taxes payable	(3,753,732)	(10,632,524)	(1,648,965)
Deferred revenue	1,864,366	8,397,355	1,302,319
Net cash used in operating activities	(28,602,148)	(61,332,615)	(9,511,883)

Cash flows from investing activities:
Purchases of property and equipment	(88,585)	(737,401)	(114,361)
Payments for intangible assets	(2,432,197)	(1,238,975)	(192,149)
Cash received from disposal of property and equipment	50	1,799	279
Net cash used in investing activities	(2,520,732)	(1,974,577)	(306,231)

Cash flows from financing activities:
Proceeds from short-term loans	1,764,900	-	-
Repayment of short-term loans		(1,764,900)	(273,713)
Proceeds from exercise of options by employees		394,874	61,240
Net cash provided by (used in) financing activities	1,764,900	(1,370,026)	(212,473)

Effect of exchange rate changes on cash and cash equivalents	7,772	(359,110)	(55,693)

Net decrease in cash and cash equivalents	(29,350,208)	(65,036,328)	(10,086,280)

Cash and cash equivalents at beginning of period	64,558,916	96,654,067	14,989,775
Cash and cash equivalents at end of period	35,208,708	31,617,739	4,903,496

Supplemental cash flow information
Interest paid	216,398	91,084	14,126
Income tax paid	285,767	216,855	33,631

Investor Contact:
Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 50916128
ir@e-future.com.cn